SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

*

RED HAT, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001 PER SHARE

(Title of Class of Securities)

756577 10 2 (CUSIP Number)

May 7, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 756577 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). 1998 Frank Batten, Jr. Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power: 5,891,225 shares (see Item 4) 6. Shared Voting Power: 0 shares 7. Sole Dispositive Power: 5,891,225 shares (see Item 4) 8. Shared Dispositive Power: 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,891,225 shares (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9): 3.4%

12.	Type of Reporting Person (See Instructions): OO

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CUSIP No. 756577 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Aimee C. Batten

2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power: 5,891,225 shares (see Item 4) 6. Shared Voting Power: 0 shares 7. Sole Dispositive Power: 5,891,225 shares (see Item 4) 8. Shared Dispositive Power: 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,891,225 shares (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9): 3.4%

12.	Type of Reporting Person (See Instructions): IN

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Introductory Note: The securities referred to in this statement were previously held by the 1998 Frank Batten, Jr. Grantor Annuity Trust (the “GRAT”). On May 7, 2003, the 1998 Frank Batten, Jr. Trust, of which Aimee C. Batten is the sole trustee (the “1998 Batten Trust”), became a beneficial owner of 16,400,475 shares of Red Hat, Inc. Common Stock, par value $.0001 per share (“Red Hat Common Stock”), representing 9.6% of such class of securities, because the GRAT by its terms was due to terminate on July 6, 2003 and pour over into the 1998 Batten Trust. (Aimee C. Batten is the wife of Frank Batten, Jr.) Upon termination of the GRAT on July 6, 2003, the trustee of the GRAT distributed all of its Red Hat Common Stock (approximately 15,000,000 shares, representing approximately 8.7% of such class of securities) to the 1998 Batten Trust. Since such distribution, the 1998 Batten Trust has from time to time effected dispositions of its shares of Red Hat Common Stock on the open market via brokers’ transactions, and as of the filing date of this statement the 1998 Batten Trust owns 5,891,225 shares of Red Hat Common Stock, which as of August 31, 2003 represented 3.4% of such class of securities. The 1998 Batten Trust and Aimee C. Batten as sole trustee of the 1998 Batten Trust are filing this statement to (i) reflect that the 1998 Batten Trust became the beneficial owner of more than five percent (5%) of the outstanding Red Hat Common Stock in connection with the termination of the GRAT and the distribution to the 1998 Batten Trust of such securities, as described above, and (ii) report that the reporting persons have ceased to be the beneficial owners of more than five percent (5%) of the outstanding Red Hat Common Stock.

Item 1. (a)	Name of Issuer: RED HAT, INC.

(b)	Address of Issuer’s Principal Executive Offices:

1801 Varsity Drive
Raleigh, North Carolina 27606.

Item 2. (a)	Name of Person Filing:
(x) 1998 Frank Batten, Jr. Trust

(y) Aimee C. Batten

(b)	Address of Principal Business Office or, if none, Residence:
(x) 1998 Frank Batten, Jr. Trust, c/o Landmark Communications, Inc., 150 W. Brambleton Avenue, Norfolk, Virginia 23510-2075.

(y) Aimee C. Batten, c/o Landmark Communications, Inc., 150 W. Brambleton Avenue, Norfolk, Virginia 23510-2075.

(c)	Citizenship:
(x) U.S.A.

(y) U.S.A.

(d)	Title of Class of Securities:

Common Stock, $.0001 par value per share

(e)	CUSIP Number: 756577 10 2

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.

(a) Amount beneficially owned: 5,891,225 shares.

The shares reported herein are beneficially owned by the 1998 Frank Batten, Jr. Trust, Aimee C. Batten as sole trustee. Mrs. Batten disclaims beneficial ownership of these shares except to the

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extent of her pecuniary interest therein, if any, and this statement shall not be deemed an admission that Mrs. Batten is the beneficial owner of these shares for any purpose.

(b) Percent of class: 3.4%

The foregoing percentage is based on 172,548,447 shares of Common Stock reported to be outstanding as of August 31, 2003 in a Form 10-Q filed on October 15, 2003.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

(x) 5,891,225 shares

(y) 5,891,225 shares

(ii) Shared power to vote or to direct the vote:

(x) 0 shares

(y) 0 shares

(iii) Sole power to dispose or to direct the disposition of:

(x) 5,891,225 shares

(y) 5,891,225 shares

(iv) Shared power to dispose or to direct the disposition of:

(x) 0 shares

(y) 0 shares

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report that the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than 5% of the class of securities, check the following box: ☒ (A more complete description of the purposes of this statement is contained in the Introductory Note hereto.)

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

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Item 10.	Certification

By signing below each of the reporting persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

1998 FRANK BATTEN, JR. TRUST

Date:	December 19, 2003	By:	/s/ Aimee C. Batten

Aimee C. Batten, Trustee

Date:	December 19, 2003		/s/ Aimee C. Batten

Aimee C. Batten

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EXHIBIT A

Agreement of Joint Filing

Red Hat, Inc.

Common Stock

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and between them to the joint filing on behalf of each of them of a Statement on Schedule 13G, and any and all amendments thereto, with respect to the above-referenced securities and that this Agreement be included as an Exhibit to such filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of December 19, 2003.

1998 FRANK BATTEN, JR. TRUST

Date:	December 19, 2003	By:	/s/ Aimee C. Batten

Aimee C. Batten, Trustee

Date:	December 19, 2003		/s/ Aimee C. Batten

Aimee C. Batten

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